

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2021

Ted Jeong
Chief Financial Officer
Clene Inc.
6550 South Millrock Drive, Suite G50
Salt Lake City, Utah 84121

> **Re: Clene Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 29, 2021**
> **File No. 333-253173**

Dear Mr. Jeong:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 138

1. We note the revised disclosure in response to comment 1, and reissue the comment. Please identify the individual members of the board of managers that exercise voting and dispositive power over the General Resonance, LLC, shares or tell us why you do not believe they do not have beneficial ownership over the shares. We note General Resonance is a 26.8% shareholder offering all of their almost 16 million shares in this resale registration statement, and that your director Mr. Wilcox co-founded General Resonance. Tell us whether he is a member of the board of managers.

Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ben James